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Exhibit 99.8

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND
OF THE CHIEF FINANCIAL OFFICER IN ACCORDANCE
WITH SECTION 906 OF THE SARBANES OXLEY ACT OF 2002

        In accordance with Section 906 of the Sarbanes Oxley Act of 2002, each of the undersigned officers of Cascades Inc. (the "Company"), does hereby certify, to such officer's knowledge, that:

1)
the Annual Report on Form 40-F (the "Report") for the year ended December 31, 2003 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)
that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated May 7, 2004

/s/ ALAIN LEMAIRE
Name: Alain Lemaire Title: President and Chief Executive Officer
/s/ ANDRÉ BELZILE
Name: André Belzile Title: Vice President and Chief Financial Officer

        The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

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  Exhibit 99.8
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND OF THE CHIEF FINANCIAL OFFICER IN ACCORDANCE WITH SECTION 906 OF THE SARBANES OXLEY ACT OF 2002